UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 8 May, 2008 it purchased for cancellation 700,000 "B" Shares at a price of 2035.69 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,954,210 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,743,365,057.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 9 May, 2008 it purchased for cancellation 750,000 "B" Shares at a price of 2030.37 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,954,210 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,742,615,057.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 12 May, 2008 it purchased for cancellation 350,000 "B" Shares at a price of 2033.88 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,954,210 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,742,265,057.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 13 May, 2008 it purchased for cancellation 800,000 "B" Shares at a price of 2013.02 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,954,210 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,741,465,057.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 14 May, 2008 it purchased for cancellation 600,000 "B" Shares at a price of 2023.96 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,954,210 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,740,865,057.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 15 May, 2008 it purchased for 650,000
"B" Shares at a price of 2034.24 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,954,210 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,740,215,057

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 16 May, 2008 it purchased for 650,000
"B" Shares at a price of 2082.40 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,954,210 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,739,565,057

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 19 May, 2008 it purchased for cancellation 445,743 "A" Shares at a price of 2138.31 pence per share.  It further announces that on the same date it purchased for cancellation 46,700 "B"
Shares at a price of 2102.15 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,508,467 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,739,518,357.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 27 May, 2008 it purchased for cancellation 193,000 "A" Shares at a price of 27.39 euros per share.  It further announces that on the same date it purchased for cancellation 807,000 "A" Shares at a price of 2168.67 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,548,508,467 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,739,518,357.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 28 May, 2008 it purchased for cancellation 261,247 "A" Shares at a price of 27.22 euros per share.  It further announces that on the same date it purchased for cancellation 261,247 "A" Shares at a price of 2154.32 pence per share.  It further announces that on the same date it purchased for cancellation 77,506 "B" Shares at a price of 2090.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,985,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,739,440,851

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 29 May, 2008 it purchased for cancellation 263,354 "A" Shares at a price of 27.78 euros per share.  It further announces that on the same date it purchased for cancellation 336,646 "A" Shares at a price of 2187.94 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,385,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,739,440,851.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 30 May, 2008 it purchased for cancellation 175,000 "A" Shares at a price of 27.46 euros per share.  It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 2156.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,739,440,851

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 2 June, 2008 it purchased for cancellation 283,548 "B" Shares at a price of 2083.05 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,739,157,303.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 3 June, 2008 it purchased for cancellation 256,422 "B" Shares at a price of 2078.74 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,738,900,881.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 4 June, 2008 it purchased for cancellation 450,000 "B" Shares at a price of 2033.18 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,738,450,881.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 5 June, 2008 it purchased for cancellation 450,000 "B" Shares at a price of 2039.32 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,738,000,881.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 6 June, 2008 it purchased for cancellation 525,000 "B" Shares at a price of 2075.06 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,737,475,881.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 9 June, 2008 it purchased for cancellation 350,000 "B" Shares at a price of 2090.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,737,125,881.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 10 June, 2008 it purchased for cancellation 600,000 "B" Shares at a price of 2074.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,736,525,881.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 11 June, 2008 it purchased for cancellation 451,734 "B" Shares at a price of 2072.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,736,074,147.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 12 June, 2008 it purchased for cancellation 487,000 "B" Shares at a price of 2051.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,735,587,147.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 13 June, 2008 it purchased for cancellation 350,000 "B" Shares at a price of 2006.38 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,735,237,147

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 16 June, 2008 it purchased for cancellation 300,000 "B" Shares at a price of 2010.94 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,734,937,147.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 17 June 2008	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary